UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from __________ to ___________

Commission file number 1-13648

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Balchem Corporation 401(k) Plan

B.    Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Balchem Corporation
52 Sunrise Park Road
New Hampton, NY 10958

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

4.             In lieu of requirements of Items 1-3, the Balchem Corporation 401(k) Plan (“the Plan”) is subject to the requirements of the Employee Retirement Insurance Security Act of 1974, as amended (“ERISA”).  Attached hereto are the financial statements of the Balchem Corporation 401(k) Plan for the fiscal year ended December 31, 2017, prepared in accordance with financial reporting requirements of ERISA.

EXHIBITS:

1.	Financial Statements of the Balchem Corporation 401(k) Plan for the fiscal year ended December 31, 2017, prepared in accordance with the financial reporting requirements of ERISA.

23.	Consent of RSM US LLP, Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23	Consent of RSM US LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 22, 2018	BALCHEM CORPORATION
401(k) Profit Sharing Plan

By:	Balchem Corporation,
Plan Administrator

By:	/s/ Theodore L. Harris
Theodore L. Harris, President,
Chief Executive Officer

By:	/s/ Mary Theresa Coelho
Mary Theresa Coelho,
Chief Financial Officer and Treasurer

BALCHEM CORPORATION
401(k) PLAN

Financial Statements
and Supplemental Schedules

December 31, 2017 and 2016

(With Report of Independent Registered Public Accounting Firm)

BALCHEM CORPORATION
401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Trustees, Plan Administrator, and Plan Participants of Balchem Corporation 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Balchem Corporation 401(k) Plan (the Plan) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017 and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017, and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2017, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the

Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2004.

/s/ RSM US LLP
New York, New York
June 22, 2018

BALCHEM CORPORATION
401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	2017	2016
Assets:
Investments at fair value (Note 3)	$71,012,359	$58,835,348
Investments at contract value	16,263,094	15,396,045
Receivables:
Employer contribution	530,483	31,656
Employee contribution	—	54,301
Promissory notes receivable from participants	1,060,558	784,371
Net assets available for benefits	$88,866,494	$75,101,721

See Notes to Financial Statements.

BALCHEM CORPORATION
401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2017

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 4)	$6,213,658
Interest and dividend income	1,176,570
Total	7,390,228

Interest income - promissory notes receivable from participants	55,744

Contributions:
Participant and rollovers	4,711,256
Employer	3,002,921
Total	7,714,177
Total additions	15,160,149
Deductions from net assets attributed to:
Benefits paid to participants	(7,355,061)
Fees, net	(152,195)
Total deductions	(7,507,256)
Net increase in net assets available for benefits	7,652,893
Transfer in of plan assets due to merger	6,111,880
Net assets available for benefits at beginning of year	75,101,721
Net assets available for benefits at end of year	$88,866,494

See Notes to Financial Statements.

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Note 1 – Description of the Plan

The following description of the Balchem Corporation 401(k) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is principally a participant directed, defined contribution plan, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The 401(k) portion and Safe Harbor Matching of the Plan covers all active employees of Balchem Corporation (the “Company”) who have completed two months of service, as defined, and are 18 years of age or older, except those who are currently covered by a collective bargaining agreement. Employees may enroll in the Plan on the first day of the month after they become eligible to participate.

The Company non-elective contribution portion of the Plan covers all active employees who have completed 1,000 hours of service, as defined, are 18 years of age or older, and are active employees of the Company at December 31.

Plan Mergers and Transfers

For the plan year ended December 31, 2017, the Company transferred assets and merged the plan of Albion International, Inc. into the Plan.  Transfers from participants were $6,111,880 which included $262,706 of promissory notes receivable from participants.

Administrative Expenses

The Company pays administrative and record keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation common stock.

Contributions

Participants are allowed to contribute annually, in pre-tax dollars, a percentage of compensation as defined by the Plan, up to the maximum of the lesser of 75% of their eligible compensation or the annual limit allowed by the Internal Revenue Code (“IRC”) – ($18,000 in 2017 and 2016). Participants 50 years and older may opt to contribute additional catch-up contributions up to $6,000 for the years ended December 31, 2017 and December 31, 2016. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. For the year ended December 31, 2017, $971,577 of rollover contributions was included in

 BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

participant contributions. Participants direct the investment of their contributions into various investment options offered by the Plan.  To maintain “safe harbor” status, the employer will make a safe harbor matching contribution equal to 100% of the elective deferrals that do not exceed 6% of compensation, and the safe harbor matching contribution is 100% vested.  Employer matching contributions are made in cash which is then used to purchase Balchem Corporation common stock.  Matching contributions are subject to the vesting schedule described below. Included in employer’s contribution receivable as of December 31, 2017 and 2016 were discretionary Company profit sharing contributions totaling $530,483 and $0 respectively, and a Company Safe Harbor contribution of $0 and $31,656, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are 100% vested in their contributions (including rollovers) and safe harbor contributions, plus actual earnings or losses thereon. Vesting in the Company non-elective contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. A participant becomes 100% vested after three years of service, except for employees hired as part of certain acquisitions, whose prior credited service is used in determining the vested portion of such matching contributions.  The vested percentage for certain employer contributions is based on vesting years of service.  Participants employed as of January 1, 2015 are 100% vested in match contributions received prior to January 1, 2015 and participants hired prior to that date will remain subject to 100% vesting in all non-elective contributions, prior and ongoing.

Investment Options

Upon enrollment in the Plan, participants may direct employee contributions to the various investment options administered by Prudential Retirement Insurance and Annuity Company (“PRIAC”) and a maximum of 10% of a participant’s contribution to Balchem Corporation Common Stock Fund. Employer matching contributions are made in cash which is then used to purchase Balchem Corporation common stock. Discretionary contributions are made from the Company’s cash reserves.

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Promissory Notes Receivable from Participants

Promissory notes receivable from participants represent loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or between five and ten years for the purchase of a primary residence. The loans are secured by the balance in the participants’ accounts and bear interest at a fixed rate based on the prime rate plus 2% at the time of loan origination and range from 4.25% to 6.25% at December 31, 2017. Principal and interest are paid ratably through payroll deductions. No allowance for credit losses has been recorded at December 31, 2017 or 2016. In the event of default, such loans are reportable to Plan participants as taxable income but remain outstanding and continue to accrue interest until repaid by the Plan participant or the participant becomes eligible to receive a distribution under the terms of the Plan.

Payment of Benefits

On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant’s lifetime, or the joint lifetime of the participant and the participant’s spouse, or an annuity contract.

Income (Loss) Allocations

Investment income (loss) for an accounting period shall be allocated to participants’ accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account, less any loans issued or other deductions during the period.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts must first be used to pay Plan expenses and then allocated subsequent to the Plan year end to all active participant accounts employed at the Plan year end who completed at least 1,000 hours of service during the Plan year. Forfeited non-vested accounts at December 31, 2017 and 2016 totaled $91,404 and $68,167, respectively.

Plan Amendment

Effective January 1, 2017, the Plan was amended to include Albion Laboratories, Inc.

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Note 2 – Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Risks and Uncertainties

The assets of the Plan at December 31, 2017 and 2016 are primarily financial instruments which are monetary in nature. The Plan invests in funds managed by third-parties, Balchem Corporation common stock and an investment contract. These investments are subject to risk conditions of the individual investments’ objectives, the stock market, interest rates, economic conditions, world affairs and, in the case of the Balchem Corporation common stock, the results of operations and other risks specific to Balchem Corporation. Due to the level of risk associated with certain investment changes in the value of investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Contracts

The Guaranteed Income Fund is recorded at contract value. The Guaranteed Income Fund invests in fully benefit-responsive Synthetic Guaranteed Investment Contracts (GIC).  Synthetic GIC’s are comprised of (a) individual assets or investments placed in a trust and (b) wrapper contracts that guarantee that participant transactions will be executed at contract value.  The investment portfolio of a Synthetic GIC, when coupled with a wrapper contract, attempts to replicate the investment characteristics of a traditional GIC, which provides a specified rate of return for a specified period of time.  Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. There are no events that limit the ability of the Plan to transact at contract value with PRIAC (see definition earlier). The Guaranteed Income Fund does not have a maturity date and there are no instances that allow Prudential to terminate the agreement (contract).

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Guaranteed Income Fund is stated at contract value. Common stocks and Registered Investment Companies are valued based upon quoted market prices.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits and disclosure of contingent assets and liabilities during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company acquired Innovative Food Processors, Inc. on June 1, 2017 and as part of this acquisition, the Innovative Food Processors, Inc. 401(k) Retirement Plan was merged into the Balchem Corporation 401(k) Plan on January 1, 2018.

Note 3 – Fair Value Measurements

Fair Value Measurements

The Plan accounts for its investments in accordance with ASC 820, “Fair Value Measurements and Disclosures.” The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under ASC 820 are described below:

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Market data or assumptions about risk and the risks inherent in the inputs are used in the valuation technique. These inputs can be readily observable, market corroborated or generally observable. Primarily the market approach for recurring fair value measurements is applied and also endeavors to utilize the best available information. Accordingly, the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs are utilized. Fair value balances have been classified based on the observance of those inputs into the fair value hierarchy levels as set forth in the fair value accounting guidance.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Balchem Corporation Common Stock: Valued at the closing price as quoted on the Nasdaq Global Market on the last business day of the Plan year and is classified as a Level 1 investment.

Registered Investment Companies: Valued at the quoted closing market price on the last business day of the Plan year and are classified as Level 1 investments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016:

	Assets at Fair Value as of December 31, 2017

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputes (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common Stock of Balchem Corporation	$21,094,899	$-	$-	$21,094,899

Registered Investment Companies	49,917,460	-	-	49,917,460

Total Investments	$71,012,359	$-	$-	$71,012,359

	Assets at Fair Value as of December 31, 2016

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputes (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Common Stock of Balchem Corporation	$21,404,673	$-	$-	$21,404,673

Registered Investment Companies	37,430,675	-	-	37,430,675

Total Investments	$58,835,348	$-	$-	$58,835,348

The Company evaluates the significance of various inputs to assess the appropriate classification of the Plan’s investments within the fair value hierarchy. Changes in economic conditions or valuation techniques may require the transfer of investments from one fair value level to another. Transfers between levels are evaluated for their significance based upon the nature of the investments and size of the transfer relative to the net assets available for benefits. The Plan's policy is to recognize transfers in and/or out of fair value hierarchy levels as of the beginning of the reporting period in which the event or change in circumstances causing the transfer occurred.

For the years ended December 31, 2017 and 2016, there were no transfers between fair value hierarchy levels for investments measured at fair value.

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Note 4 – Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

Balchem Corporation Capital Stock:	Year Ended December 31, 2017	Year Ended December 31, 2016
Change in net assets:
Contributions	$2,494,079	$1,991,862
Dividends and interest	96,570	87,546
Net appreciation (depreciation)	(845,621)	5,601,100
Benefits paid to participants	(1,383,452)	(560,329)
Transfers to participant-directed investments	(471,929)	(1,792,101)
Net increase (decrease)	(110,353)	5,328,078
Net assets at beginning of year	19,603,392	14,275,314
Net assets at end of year	$19,493,039	$19,603,392

Note 5 – Parties-In-Interest

As of December 31, 2017 and 2016, the Plan held 261,723 and 255,060 shares of Balchem Corporation common stock, respectively, with a market value of $21,094,899 and $21,404,673 at December 31, 2017 and 2016, respectively. Certain Plan investments are shares of various funds managed by PRIAC. PRIAC is the trustee of the Plan and, therefore, these transactions are considered party-in-interest transactions. Promissory Notes Receivable from Participants are also considered to be party-in-interest transactions.

Note 6 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

BALCHEM CORPORATION
401(k) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Note 7 – Income Tax Status

The Plan has received a favorable determination letter dated March 31, 2008 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the IRC and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan accounts for uncertainty in income taxes utilizing ASC 740-10. Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Note 8 – Reconciliation to Form 5500

	2017	2016

Net assets available for benefits per the financial statements:	$88,866,494	$75,101,721
Differences in:
Investments	1,060,558	784,371
Promissory notes receivable from participants	(1,060,558)	(784,371)
Net assets available for benefits per Form 5500	$88,866,494	$75,101,721

Form 5500 includes the participant loans in the investment classification, while they are classified separately as promissory notes receivable from participants on the financial statements.

BALCHEM CORPORATION
401(k) PLAN
Supplemental Information
December 31, 2017

Schedule H, Part IV, Line 4(i) – Schedule of Assets
Held at End of Year

Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Fair Value	Contract Value	Other Fair Value	Total Value (2)
Prudential Retirement Insurance and Annuity Company Guaranteed Income Fund (1)	Units of participation in Guaranteed Income Fund – 374,399 units	$—	16,263,094	—	16,263,094
Balchem Corporation Common Stock (1)	Units of participation in Balchem Corporation Common Stock – 261,723 units	21,094,899	—	—	21,094,899
Goldman Sachs Small Cap Value Instl	Shares of a Mutual Fund - Goldman Sachs Small Cap Value Instl – 24,614 shares	1,494,804	—	—	1,494,804
Columbia Dividend Income Y Fund	Shares of a Mutual Fund - Columbia Dividend Income Y Fund – 183,738 units	4,119,411	—	—	4,119,411
American Century Growth Institution	Shares of a Mutual Fund - American Century Growth Institution – 104,855 units	3,500,043	—	—	3,500,043
American Funds EuroPacific Fund	Shares of a Mutual Fund - American Funds EuroPacific Fund – 96,912 units	5,440,631	—	—	5,440,631
Vanguard Total Bond Index	Shares of a Mutual Fund -Vanguard Total Bond Index – 270,856 units	2,911,699	—	—	2,911,699
Vanguard Total Stock Admiral	Shares of a Mutual Fund -Vanguard Total Stock Admiral – 96,055 units	2,931,602	—	—	2,931,602
Vanguard Selected Val Inv	Shares of a Mutual Fund -Vanguard Selected Val Inv – 59,851 units	1,871,537	—	—	1,871,537
Vanguard Total Stock Market Index Fund	Shares of a Mutual Fund -Vanguard Total Stock Market Index Fund – 135,477 units	9,040,369	—	—	9,040,369
Pioneer Bond K	Shares of a Mutual Fund -Pioneer Bond K – 306,989 units	2,987,000	—	—	2,987,000
Artisan Mid Cap Instl	Shares of a Mutual Fund -Artisan Mid Cap Instl – 79,371 units	3,293,090	—	—	3,293,090
Templeton Global Bond R6	Shares of a Mutual Fund -Templeton Global Bond R6 – 157,521 units	1,866,625	—	—	1,866,625
AM Fnd American Bal R6	Shares of a Mutual Fund -AM Fnd American Bal R6 – 300,715 units	8,167,427	—	—	8,167,427
Touchstone SMCO R6	Shares of a Mutual Fund -Touchstone SMCO R6 – 431,057 units	2,293,222	—	—	2,293,222
Promissory Notes Receivable from Participants(1)	Interest rates range from 4.25% to 6.25%	—	—	1,060,558	1,060,558
	Total	$71,012,359	16,263,094	1,060,558	88,336,011

(1)	Parties-in-interest
(2)
All investments held are participant directed except for 241,849 shares/units of Balchem Corporation Common Stock with a cost of $7,547,344 and fair market value of $19,493,039 as of December 31, 2017.

BALCHEM CORPORATION
401(k) PLAN
Supplemental Information
December 31, 2017

Schedule H, Part IV, Line 4(j) – Schedule of Reportable Transactions

Identity of Party Involved	Description of Asset (including interest rate and maturity in case of a loan)	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (or loss)
Individual Transactions in excess of 5% of plan assets:
Prudential Investments	Moneymart A	5,849,174	—	5,849,174	5,849,174	—
Prudential Investments	Moneymart A	—	5,849,174	5,849,174	5,849,174	—
Prudential Investments	Vanguard Total Stock Market Index Fund	8,507,987	—	8,507,987	8,507,987	—
Prudential Investments	Vanguard Total Stock Market	—	8,494,096	7,122,225	8,494,096	1,371,871
Series of Non-Securities Transactions in excess of 5% of plan assets:
Prudential Investments	Moneymart A	5,849,174	—	5,849,174	5,849,174	—
Prudential Investments	Moneymart A	—	5,849,174	5,849,174	5,849,174	—
Prudential Investments	Vanguard Total Stock Market Index Fund	8,922,602	—	8,922,602	8,922,602	—
Prudential Investments	Vanguard Total Stock Market	—	8,826,799	7,407,710	8,826,799	1,419,089
Series of Securities Transactions in excess of 5% of plan assets:
None of the individual trade dates exceeded the threshold amounts

(1)	Parties-in-interest